P.E. 2/1/02

02016019

Commission File No. 333-08186

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUERS PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

GUANGZHOU-SHENZHEN SUPERHIGHWAY (HOLDINGS) LTD. **DELTA ROADS LIMITED**

For the month of February, 2002

Guangzhou-Shenzhen Superhighway (Holdings) Ltd. Delta Roads Limited
(Translation of Registrants' Names Into English)

64th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F_________

(Indicate by check mark whether the registrants by furnishing the information contained in this form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ________ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrants in connection with Rule 12g3-2(b): 82-______)

HOPEWELL HOLDINGS LIMITED

合和實業有限公司

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

SUMMARY

The JV Co. has arranged a bank loan to repay a total sum of US$684,358,228 to HCDS for the Shareholders Loan extended by HCDS to the JV Co. together with the interest accrued thereon. The sum received by HCDS will be used to repay in due course the principal together with interest and fees payable under the Notes by way of Covenant Defeasance and the exercise of the option to early redeem on 15 August 2002 the outstanding 2007 Notes.

The board of directors of the Company has the pleasure to announce the following:

Taking advantage of the low interest environment in order to reduce financing costs, as part of the refinancing exercise undertaken by the JV Co., which owns and operates the 122.8 km Guangzhou-Shenzhen Superhighway, a bank loan was arranged by the JV Co. to repay a total sum of US$684,358,228 to HCDS for the Shareholders Loan extended by HCDS to the JV Co. and interest accrued thereon.

The sum of US$684,358,228 was received by HCDS on 7 February 2002 and will be used to repay in due course the principal together with interest and fees payable under the Notes issued in August 1997 by GSSH for the funding of the Shareholders Loan by way of Covenant Defeasance and the exercise of the option to early redeem on 15 August 2002 the outstanding 2007 Notes (approximately US$372 million) pursuant to the terms of the Notes. It is estimated that the total amount required to achieve the repayment of the Notes together with interest to be due and fees payable will be in the region of US$680 million.

Though the above mentioned transactions do not have a material impact on the consolidated net asset value of the Hopewell Group, the existing outstanding debt liabilities of the Hopewell Group will be reduced when the Notes are repaid in due course.

TERMS USED THIS ANNOUNCEMENT

In this announcement the following expressions have the following meanings:

"Company"	Hopewell Holdings Limited;
"Covenant Defeasance"	means, in relation to the outstanding Notes, the depositing with the trustee or paying agent of the Notes in accordance with the terms of the Notes, money and/or US treasury bills and/or securities of U.S. governmental or statutory bodies (as permitted under the Notes) in an amount sufficient to pay and discharge the principal and interest of the outstanding Notes;
"GSSH"	Guangzhou-Shenzhen Superhighway (Holdings) Ltd., a company incorporated in the British Virgin Islands with limited liability and is indirectly owned by the Company as to 97.5%;
"HCDS"	Hopewell China Development (Superhighway) Limited, a company incorporated in Hong Kong with limited liability and is indirectly owned by the Company as to 97.5%;
"Hopewell Group"	means the Company and its subsidiaries;
"JV Co."	Guangzhou-Shenzhen-Zhuhai Superhighway Company Ltd., a co-operative joint venture between The Guangdong Provincial Highway Construction Company, an independent third party, and HCDS and is reported as a jointly controlled entity in the latest published consolidated financial statements of the Company;
"Notes"	means the US$600 million fixed rate notes, including the 2004 Notes and the 2007 Notes, issued in August 1997 by GSSH for the funding of the Shareholders Loans;
"2004 Notes"	means the US$200 million $9^7/_8$% Notes due 2004;
"2007 Notes"	means the US$400 million $10^1/_4$% Notes due 2007; and
"Shareholders Loan"	means the joint venture partner loan advanced by HCDS to the JV Co.

By Order of the Board
Peter Yip Wah Lee
Company Secretary

Hong Kong, 8 February, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

Date: February 11, 2002

Guangzhou-Shenzhen Superhighway (Holdings) Ltd.

By: ______________________________

Name: Nien, Robert
Title: Director

By: ______________________________

Name: Chan Chi Hung, Alan
Title: Director

Delta Roads Limited

By: ______________________________

Name: Nien, Robert
Title: Director

By: ______________________________

Name: Chan Chi Hung, Alan
Title: Director